 

FOR IMMEDIATE RELEASE

July 25, 2002


**Pepco and Conectiv Announce Pepco Average Final Price,
Conectiv Common Stock and Class A Common Stock Exchange Ratios for Merger**


Potomac Electric Power Company (Pepco) (NYSE: POM) and Conectiv (NYSE: CIV; CIVA) today announced the Pepco average final price and the exchange ratios for the Conectiv common stock and Class A common stock in connection with their merger. In the merger, Pepco and Conectiv each will become a subsidiary of Pepco Holdings, Inc., a newly formed public utility holding company. In accordance with the merger agreement, the companies have determined the following:

- The average final price of Pepco common stock, for purposes of determining exchange ratios for Conectiv common stock and Class A common stock, is $19.4884
- The Conectiv common stock exchange ratio will be 1.28205
- The Conectiv Class A common stock exchange ratio will be 1.11227

Under the terms of the merger agreement, the holders of Conectiv common stock and Class A common stock may complete the applicable election form to elect to receive the following, subject to prorationing: for each share of Conectiv common stock they own either $25.00 in cash or 1.28205 shares of Pepco Holdings common stock; and for each share of Conectiv Class A common stock they own either $21.69 in cash or 1.11227 shares of Pepco Holdings common stock. The combination of cash and Pepco Holdings common stock that any Conectiv shareholder is entitled to receive in the merger is subject to prorationing in order to ensure that Conectiv shareholders as a group will receive 50 percent cash and 50 percent Pepco Holdings common stock in exchange for their Conectiv shares. The deadline for Conectiv shareholders to return their election forms to Mellon Investor Services LLC, the Exchange Agent, is 5 p.m., New York City time, July 30, 2002. A shareholder who fails to make a valid election with respect to their shares of Conectiv common stock or Class A common stock will receive an allocation of cash and stock as determined by Pepco in accordance with the terms of the merger agreement. Conectiv shareholders with questions concerning the election process should contact the exchange agent at 1-800-774-5469.

Effective today, all voluntary cash purchases of shares through the Pepco Shareholder Dividend Reinvestment Plan (Pepco DRP) and weekly sales of shares from the Pepco DRP are suspended.

The merger of Pepco, based in Washington, D.C., and Conectiv, based in Wilmington, Del., will create one of the largest electricity delivery companies in the mid-Atlantic region with a transmission network serving 1.8 million customers in a 10,000-square-mile area. The two utilities will continue operations as separate companies under Pepco Holdings, Inc., which will be headquartered in Washington, D.C.

Pepco is an investor-owned company that delivers electricity to more than 700,000 customers in Washington, D.C. and the Maryland suburbs. Conectiv is focused on two core energy businesses. Conectiv Power Delivery provides energy to more than one million customers in New Jersey, Delaware, Maryland and Virginia. Conectiv Energy manages a growing portfolio of "mid-merit" power plants that can respond quickly to changes in the demand for power with the PJM power pool.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain managements' beliefs based on information currently available to them and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the companies' control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining, or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of the companies.

Contacts for Pepco

Investors: Ernie Bourscheid

(202) 872-2797

Media: Makini Street

(202) 872-2680

Contacts for Conectiv

Investors: Bob Marshall

(302) 429-3164

Media: Tim Brown

(302) 283-5803